Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	June 29, 2007

AXCAN PHARMA COMPLETES REDEMPTION AND CONVERSION OF ALL $125 MILLION 4.25% CONVERTIBLE SUBORDINATED NOTES DUE 2008

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced that further to its call for redemption of all of its $125 million 4.25% Convertible Subordinated Notes Due 2008 (the "Notes"), which was announced on May 15, 2007, the holders of all of the Notes have exercised their right to convert their Notes in lieu of redemption. On June 28, 2007, the Company completed the conversion of the Notes by issuing the holders an aggregate of 8,924,080 shares of its common stock.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

INFORMATION:	Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com